July 19, 2006

BY FAX AND EDGAR

Karen J. Garnett Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	iShares® GSCI® Commodity-Indexed Trust and
iShares® GSCI® Commodity-Indexed Investing Pool LLC
Registration Statement on Form S-1
File No. 333-126810 and 333-126810-01

Dear Ms. Garnett:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 4 p.m. on July 19, 2006, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, iShares® GSCI® Commodity-Indexed Trust (the “Trust”) and iShares® GSCI® Commodity-Indexed Investing Pool LLC (the “Investing Pool”) acknowledge that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust or the Investing Pool from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	neither the Trust nor the Investing Pool may assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

iShares® GSCI® Commodity-Indexed Trust

By: Barclays Global Investors International, Inc.

/s/ Michael Latham

/s/ Michele Knight

iShares® GSCI® Commodity-Indexed Investing Pool LLC

By: Barclays Global Investors International, Inc.

/s/ Michael Latham

/s/ Michele Knight